Exhibit 3

July 2, 2007

VIA HAND DELIVERY & FACSIMILE (314-854-3949)

Board of Directors of Angelica Corporation
c/o Stephen M. O’Hara
President and Chief Executive Officer
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri  63017-3406

Dear Members of the Board:

Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD, is the beneficial owner of 935,147 shares of the common stock of Angelica Corporation (“Angelica” or the “Company”). For the past several years, Angelica’s management has failed to improve its operating results, and in fact its net income has declined precipitously, from $11.029 million and $10.743 million in fiscal 2003 and 2004, respectively, to $2.319 million and $3.272 million, respectively in fiscal 2005 and 2006. We believe this failure has significantly hampered value generation for shareholders. This fact is reflected by what we believe to be the significant underperformance of Angelica’s stock price. Since June 27, 2003, Angelica shares have had a cumulative annual growth rate of 5.1% versus a cumulative annual growth rate of 11.4% for the S&P 500, and since the beginning of the year, Angelica shares have fallen by 19.5%, while the S&P 500 has risen over 6.2% - A PERFORMANCE GAP OF OVER 2,500 bps.1

Management has tried to paint a picture to investors that the Company has been building traction in turning around its business and that Angelica is on track to reach management’s goals for organic growth. In April of 2006, management said it anticipated the Company’s organic growth rate to increase to 7% to 10% over the next few quarters, while actual organic growth rates for the 3rd and 4th quarters of 2006 and 1st quarter of 2007 were 0.2%, 0.6% and 0.7%, respectively. More importantly, we don’t believe management has laid out for shareholders a cogent roadmap of how to achieve its targets. As the second largest shareholder of Angelica shares, with almost 10% of the outstanding stock, we can flatly state that our patience has been exhausted with management’s seeming inability to execute and deliver adequate shareholder value.

Because of the paucity of success in generating results and what we believe to be a lack of a clearly articulated vision by management for delivery of the necessary organic growth, we ask that you, the board of directors, immediately implement appropriate strategic initiatives. Specifically, we, as a substantial holder of Angelica stock, demand that the Company engage a nationally recognized investment banking firm to explore all strategic alternatives to increase shareholder value, including, but not limited to, the sale of the Company, sales of assets, or another extraordinary transaction, and that the board of directors publicly identify the investment banking firm and its mandate. Please also be on notice that we may have no recourse but to nominate a slate of directors for election at the upcoming annual shareholders’ meeting.

We look forward to your full cooperation in effecting the best outcome for shareholders.

Sincerely,

/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr. Manager

1 Through June 28, 2007.